UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment #1)*

BEST Inc.

(Name of Issuer)

Class A Ordinary Shares, par value US$0.01 per share

(Title of Class of Securities)

08653C106**

(CUSIP Number)

George Chow 2nd Floor, Block A, Huaxing Modern Industry Park No. 18 Tangmiao Road, Xihu District Hangzhou Zhejiang Province 310013 People’s Republic of China Telephone: (86) 571 8899 5656	Jinwei Zhang Alibaba Group Holding Limited 26/F, Tower One, Times Square 1 Matheson Street, Causeway Bay Hong Kong Telephone: (852) 2215 5100

with copies to Mark Lehmkuhler, Esq. Tianyi Chen, Esq. Fangda Partners 26/F, One Exchange Square, 8 Connaught Place, Central, Hong Kong (852) 3976 8828	with copies to Peng Yu, Esq. Kirkland & Ellis 26th Floor, Gloucester Tower The Landmark 15 Queen’s Road Central, Hong Kong (852) 3761 3300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 19, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	This CUSIP number applies to the Issuer’s American Depositary Shares, evidenced by American Depositary Receipts, each representing twenty (20) Class A Ordinary Share of the Issuer.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 08653C106	13D/A

1	NAMES OF REPORTING PERSONS Shao-Ning Johnny Chou
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 51,242,218 *
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 51,242,218 *
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,242,218 *
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.6%** of Class A Ordinary Shares (representing 12.7%*** of the total issued and outstanding ordinary shares of the Issuer)
14	TYPE OF REPORTING PERSON (see instructions) IN

*

Consists of (a) 47,790,698 Class C ordinary shares of the Issuer (the “Class C Ordinary Shares”), each of which is convertible into one Class A ordinary share of the Issuer (collectively, the “Class A Ordinary Shares”) at any time by the Reporting Person, Mr. Shao-Ning Johnny Chou (“Mr. Chou”), (b) 3,451,520 Class A Ordinary Shares acquired by Mr. Chou pursuant to the terms of restricted share units granted to him under the Issuer’s 2017 Equity Incentive Plan (the “2017 Plan”). Does not include certain ordinary shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. See Item 5.

**

This percentage is calculated using 309,439,150 Class A Ordinary Shares as the denominator, which is equal to the total number of issued and outstanding Class A Ordinary Shares, including (i) 261,648,452 Class A Ordinary Shares, and (ii) 47,790,698 Class A Ordinary Shares assumed to be converted from all Class C Ordinary Shares beneficially owned by Mr. Chou at a conversion rate of 1:1, in each case outstanding as of February 29, 2024, the date of the Issuer’s annual report for fiscal year 2023, which was reported on the Issuer’s current report on Form 20-F furnished on April 30, 2024.

2 / 69

***

This percentage is calculated using 403,514,399 ordinary shares as the denominator, which is equal to the total number of issued and outstanding ordinary shares of all classes of the Issuer, including (a) 261,648,452 Class A Ordinary Shares, (b) 94,075,249 Class A Ordinary Shares assumed to be converted from all Class B ordinary shares of the Issuer (the “Class B Ordinary Shares”) at a conversion rate of 1:1, and (c) 47,790,698 Class A Ordinary Shares assumed to be converted from all Class C Ordinary Shares at a conversion rate of 1:1, in each case outstanding as of February 29, 2024, the date of the Issuer’s annual report for fiscal year 2023, which was reported on the Issuer’s current report on Form 20-F furnished on April 30, 2024.

3 / 69

CUSIP No. 08653C106	13D/A

1	NAMES OF REPORTING PERSONS George Chow
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong Special Administrative Region of the People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 6,845,407 Class A Ordinary Shares*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,845,407 Class A Ordinary Shares*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,845,407 Class A Ordinary Shares*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6% of Class A Ordinary Shares** (representing 1.7%*** of the total issued and outstanding ordinary shares of the Issuer)
14	TYPE OF REPORTING PERSON (see instructions) IN

*

Consists of (a) 6,027,907 Class A Ordinary Shares, (b) 320,000 Class A Ordinary Shares represented by the American Depositary Shares (“ADSs”); (c) 497,500 Class A Ordinary Shares acquired by the Reporting Person, Mr. George Chow (“Mr. Chow”) pursuant to the terms of the restricted share units granted to him under the 2017 Plan and (d) 350,000 Class A Ordinary Shares that Mr. Chow has the right to acquire within 60 days after the date hereof upon the exercise of vested options granted to Mr. Chow under the Issuer’s 2008 Equity and Performance Incentive Plan (the “2008 Plan”). See Item 5. Does not include certain ordinary shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group.

**

This percentage is calculated using 261,998,452 Class A Ordinary Shares as the denominator, which is equal to the sum of (a) 261,648,452 Class A Ordinary Shares outstanding as of February 29, 2024, the date of the Issuer’s annual report for fiscal year 2023, which was reported on the Issuer’s current report on Form 20-F furnished on April 30, 2024 and (b) 350,000 Class A Ordinary Shares that Mr. Chow has the right to acquire within 60 days after the date hereof upon the exercise of vested options granted to Mr. Chow under the 2008 Plan.

4 / 69

***

This percentage is calculated using 403,864,399 ordinary shares as the denominator, which is equal to the sum of (a) the total number of issued and outstanding ordinary shares of all classes of the Issuer, including (i) 261,648,452 Class A Ordinary Shares, (ii) 94,075,249 Class A Ordinary Shares assumed to be converted from all Class B Ordinary Shares at a conversion rate of 1:1, and (iii) 47,790,698 Class A Ordinary Shares assumed to be converted from all Class C Ordinary Shares at a conversion rate of 1:1, in each case outstanding as of February 29, 2024, the date of the Issuer’s annual report for fiscal year 2023, which was reported on the Issuer’s current report on Form 20-F furnished on April 30, 2024, plus (b) 350,000 Class A Ordinary Shares that Mr. Chow has the right to acquire within 60 days after the date hereof upon the exercise of vested options granted to Mr. Chow under the 2008 Plan.

5 / 69

CUSIP No. 08653C106	13D/A

1	NAMES OF REPORTING PERSONS Alibaba Group Holding Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 116,433,228 Class A Ordinary Shares*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 116,433,228 Class A Ordinary Shares*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 116,433,228 Class A Ordinary Shares*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.6% of Class A Ordinary Shares ** (representing 28.0%*** of the total issued and outstanding ordinary shares of the Issuer)
14	TYPE OF REPORTING PERSON (see instructions) CO

*

Alibaba Group Holding Limited and its affiliates are deemed to beneficially own 116,433,228 Class A Ordinary Shares based on beneficial ownership of: (a) 10,000,000 Class A Ordinary Shares represented by ADSs, (b) 94,075,249 Class B Ordinary Shares which are convertible into the same number of Class A Ordinary Shares at any time at the option of the holder thereof, and (c) US$75,000,000 in outstanding principal amount of the 4.5% Convertible Senior Notes Due 2025 (“2025 Convertible Notes”), which will be convertible into 12,000,000 Class A Ordinary Shares (or in the form of ADSs) at any time after 30 consecutive trading days after May 27, 2020 at the option of the holder thereof, subject to the adjustment as provided under the 2025 Convertible Notes. The Issuer has determined that 12,357,979 Class A Ordinary Shares will be convertible from the 2025 Convertible Notes pursuant to the adjustment mechanism thereunder. Does not include certain ordinary shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. See Item 5.

**

This percentage is calculated using 368,081,680 Class A Ordinary Shares as the denominator, which is equal to the sum of (a) 261,648,452 Class A Ordinary Shares issued and outstanding as of February 29, 2024, the date of the Issuer’s annual report for fiscal year 2023, which was reported on the Issuer’s current report on Form 20-F furnished on April 30, 2024, (b) 94,075,249 Class A Ordinary Shares assumed to be converted from all Class B Ordinary Shares at a conversion rate of 1:1 beneficially owned by the Reporting Person, and (c) 12,357,979 Class A Ordinary Shares assumed to be converted in full from the outstanding principal amount of the 2025 Convertible Notes (i.e., US$75,000,000).

6 / 69

***

This percentage is calculated using 415,872,378 ordinary shares as the denominator, which is equal to the sum of (a) the total number of issued and outstanding ordinary shares of all classes of the Issuer as of February 29, 2024, the date of the Issuer’s annual report for fiscal year 2023, which was reported on the Issuer’s current report on Form 20-F furnished on April 30, 2024, including (i) 261,648,452 Class A Ordinary Shares, (ii) 94,075,249 Class A Ordinary Shares assumed to be converted from all Class B Ordinary Shares at a conversion rate of 1:1, and (iii) 47,790,698 Class A Ordinary Shares assumed to be converted from all Class C Ordinary Shares at a conversion rate of 1:1, and (b) 12,357,979 Class A Ordinary Shares assumed to be converted in full from the outstanding principal amount of the 2025 Convertible Notes (i.e., US$75,000,000).

7 / 69

CUSIP No. 08653C106	13D/A

1	NAMES OF REPORTING PERSONS Alibaba Investment Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 85,831,692 Class A Ordinary Shares*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 85,831,692 Class A Ordinary Shares*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 85,831,692 Class A Ordinary Shares*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.4% of Class A Ordinary Shares ** (representing 21.3%*** of the total issued and outstanding ordinary shares of the Issuer)
14	TYPE OF REPORTING PERSON (see instructions) CO

*

The Reporting Person is deemed to beneficially own 85,831,692 Class A Ordinary Shares based on beneficial ownership of: (i) 10,000,000 Class A Ordinary Shares represented by ADSs and (ii) 75,831,692 Class B Ordinary Shares, which are convertible into the same number of Class A Ordinary Shares at any time at the option of the holder thereof. Does not include certain ordinary shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. See Item 5.

**

This percentage is calculated using 337,480,144 Class A Ordinary Shares as the denominator, which is equal to the sum of (a) 261,648,452 Class A Ordinary Shares issued and outstanding as of February 29, 2024, the date of the Issuer’s annual report for fiscal year 2023, which was reported on the Issuer’s current report on Form 20-F furnished on April 30, 2024 and (b) 75,831,692 Class A Ordinary Shares assumed to be converted from all Class B Ordinary Shares at a conversion rate of 1:1 beneficially owned by the Reporting Person.

***

This percentage is calculated using 403,514,399 ordinary shares as the denominator, which is equal to the total number of issued and outstanding ordinary shares of all classes of the Issuer as of February 29, 2024, the date of the Issuer’s annual report for fiscal year 2023, which was reported on the Issuer’s current report on Form 20-F furnished on April 30, 2024, including (a) 261,648,452 Class A Ordinary Shares, (b) 94,075,249 Class A Ordinary Shares assumed to be converted from all Class B Ordinary Shares at a conversion rate of 1:1, and (c) 47,790,698 Class A Ordinary Shares assumed to be converted from all Class C Ordinary Shares at a conversion rate of 1:1.

8 / 69

CUSIP No. 08653C106	13D/A

1	NAMES OF REPORTING PERSONS Alibaba.com Hong Kong Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (see instructions) CO

*

On December 25, 2023, the Reporting Person and Alibaba.com China Limited entered into an Assignment and Assumption Agreement, pursuant to which the Reporting Person’s ownership of the 2025 Convertible Notes in outstanding principal amount of US$75,000,000 has been transferred to Alibaba.com China Limited, an affiliate of this Reporting Person and also a Reporting Person in this Amendment. As a result, the Reporting Person has ceased to be a beneficial owner of Class A Ordinary Shares.

9 / 69

CUSIP No. 08653C106	13D/A

1	NAMES OF REPORTING PERSONS Alibaba.com China Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 12,357,979 Class A Ordinary Shares*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,357,979 Class A Ordinary Shares*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,357,979 Class A Ordinary Shares*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5% of Class A Ordinary Shares ** (representing 3.0%*** of the total issued and outstanding ordinary shares of the Issuer)
14	TYPE OF REPORTING PERSON (see instructions) CO

*

The Reporting Person is deemed to beneficially own 12,357,979 Class A Ordinary Shares based on its ownership of US$75,000,000 in outstanding principal amount of the 2025 Convertible Notes, which will be convertible into 12,000,000 Class A Ordinary Shares (or in the form of ADSs) at any time after the 30th trading day after May 27, 2020 at the option of the holder thereof, subject to the adjustment as provided under the 2025 Convertible Notes. The Issuer has determined that 12,357,979 Class A Ordinary Shares will be convertible from the 2025 Convertible Notes pursuant to the adjustment mechanism thereunder. The Reporting Person plans to exercise its right to require the Issuer to repurchase US$15,000,000 in the total outstanding principal amount of the 2025 Convertible Notes with interest no later than August 30, 2024. If the Reporting Person exercises such right, the remaining outstanding principal amount of the 2025 Convertible Notes (i.e., US$60,000,000) will be repurchased with interest by the Issuer on May 10, 2025. Does not include certain ordinary shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. See Item 5.

10 / 69

**

This percentage is calculated using 274,006,431 Class A Ordinary Shares as the denominator, which is equal to the sum of (a) 261,648,452 Class A Ordinary Shares issued and outstanding as of February 29, 2024, the date of the Issuer’s annual report for fiscal year 2023, which was reported on the Issuer’s current report on Form 20-F furnished on April 30, 2024 and (b) 12,357,979 Class A Ordinary Shares assumed to be converted in full from the outstanding principal amount of the 2025 Convertible Notes (i.e., US$75,000,000).

***

This percentage is calculated using 415,872,378 ordinary shares as the denominator, which is equal to the sum of (a) the total number of issued and outstanding ordinary shares of all classes of the Issuer as of February 29, 2024, the date of the Issuer’s annual report for fiscal year 2023, which was reported on the Issuer’s current report on Form 20-F furnished on April 30, 2024, including (i) 261,648,452 Class A Ordinary Shares, (ii) 94,075,249 Class A Ordinary Shares assumed to be converted from all Class B Ordinary Shares at a conversion rate of 1:1, (iii) 47,790,698 Class A Ordinary Shares assumed to be converted from all Class C Ordinary Shares at a conversion rate of 1:1, and (b) 12,357,979 Class A Ordinary Shares assumed to be converted in full from the outstanding principal amount of the 2025 Convertible Notes (i.e., US$75,000,000).

11 / 69

CUSIP No. 08653C106	13D/A

1	NAMES OF REPORTING PERSONS Ali CN Investment Holding Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 18,243,557 Class A Ordinary Shares*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 18,243,557 Class A Ordinary Shares*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,243,557 Class A Ordinary Shares*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5% of Class A Ordinary Shares ** (representing 4.5%*** of the total issued and outstanding ordinary shares of the Issuer)
14	TYPE OF REPORTING PERSON (see instructions) CO

*

The Reporting Person is deemed to beneficially own 18,243,557 Class A Ordinary Shares based on beneficial ownership of 18,243,557 Class B Ordinary Shares, which are convertible into the same number of Class A Ordinary Shares at any time at the option of the holder thereof. Does not include certain ordinary shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. See Item 5.

**

This percentage is calculated using 279,892,009 Class A Ordinary Shares as the denominator, which is equal to the sum of (a) 261,648,452 Class A Ordinary Shares issued and outstanding as of February 29, 2024, the date of the Issuer’s annual report for fiscal year 2023, which was reported on the Issuer’s current report on Form 20-F furnished on April 30, 2024 and (b) 18,243,557 Class A Ordinary Shares assumed to be converted from all Class B Ordinary Shares at a conversion rate of 1:1 beneficially owned by the Reporting Person.

***

This percentage is calculated using 403,514,399 ordinary shares as the denominator, which is equal to the total number of issued and outstanding ordinary shares of all classes of the Issuer as of February 29, 2024, the date of the Issuer’s annual report for fiscal year 2023, which was reported on the Issuer’s current report on Form 20-F furnished on April 30, 2024, including (a) 261,648,452 Class A Ordinary Shares, (b) 94,075,249 Class A Ordinary Shares assumed to be converted from all Class B Ordinary Shares at a conversion rate of 1:1, and (c) 47,790,698 Class A Ordinary Shares assumed to be converted from all Class C Ordinary Shares at a conversion rate of 1:1.

12 / 69

CUSIP No. 08653C106	13D/A

1	NAMES OF REPORTING PERSONS Cainiao Smart Logistics Network Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 18,243,557 Class A Ordinary Shares*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 18,243,557 Class A Ordinary Shares*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,243,557 Class A Ordinary Shares*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5% of Class A Ordinary Shares ** (representing 4.5%*** of the total issued and outstanding ordinary shares of the Issuer)
14	TYPE OF REPORTING PERSON (see instructions) CO

*

The Reporting Person is deemed to beneficially own 18,243,557 Class A Ordinary Shares based on beneficial ownership of 18,243,557 Class B Ordinary Shares, which are convertible into the same number of Class A Ordinary Shares at any time at the option of the holder thereof. Does not include certain ordinary shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. See Item 5.

**

This percentage is calculated using 279,892,009 Class A Ordinary Shares as the denominator, which is equal to the sum of (a) 261,648,452 Class A Ordinary Shares issued and outstanding as of February 29, 2024, the date of the Issuer’s annual report for fiscal year 2023, which was reported on the Issuer’s current report on Form 20-F furnished on April 30, 2024 and (b) 18,243,557 Class A Ordinary Shares assumed to be converted from all Class B Ordinary Shares at a conversion rate of 1:1 beneficially owned by the Reporting Person.

***

This percentage is calculated using 403,514,399 ordinary shares as the denominator, which is equal to the total number of issued and outstanding ordinary shares of all classes of the Issuer as of February 29, 2024, the date of the Issuer’s annual report for fiscal year 2023, which was reported on the Issuer’s current report on Form 20-F furnished on April 30, 2024, including (a) 261,648,452 Class A Ordinary Shares, (b) 94,075,249 Class A Ordinary Shares assumed to be converted from all Class B Ordinary Shares at a conversion rate of 1:1, and (c) 47,790,698 Class A Ordinary Shares assumed to be converted from all Class C Ordinary Shares at a conversion rate of 1:1.

13 / 69

CUSIP No. 08653C106	13D/A

1	NAMES OF REPORTING PERSONS Cainiao Smart Logistics Investment Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 18,243,557 Class A Ordinary Shares*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 18,243,557 Class A Ordinary Shares*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,243,557 Class A Ordinary Shares*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5% of Class A Ordinary Shares ** (representing 4.5%*** of the total issued and outstanding ordinary shares of the Issuer)
14	TYPE OF REPORTING PERSON (see instructions) CO

*

The Reporting Person is deemed to beneficially own 18,243,557 Class A Ordinary Shares based on beneficial ownership of 18,243,557 Class B Ordinary Shares, which are convertible into the same number of Class A Ordinary Shares at any time at the option of the holder thereof. Does not include certain ordinary shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. See Item 5.

**

This percentage is calculated using 279,892,009 Class A Ordinary Shares as the denominator, which is equal to the sum of (a) 261,648,452 Class A Ordinary Shares issued and outstanding as of February 29, 2024, the date of the Issuer’s annual report for fiscal year 2023, which was reported on the Issuer’s current report on Form 20-F furnished on April 30, 2024 and (b) 18,243,557 Class A Ordinary Shares assumed to be converted from all Class B Ordinary Shares at a conversion rate of 1:1 beneficially owned by the Reporting Person.

***

This percentage is calculated using 403,514,399 ordinary shares as the denominator, which is equal to the total number of issued and outstanding ordinary shares of all classes of the Issuer as of February 29, 2024, the date of the Issuer’s annual report for fiscal year 2023, which was reported on the Issuer’s current report on Form 20-F furnished on April 30, 2024, including (a) 261,648,452 Class A Ordinary Shares, (b) 94,075,249 Class A Ordinary Shares assumed to be converted from all Class B Ordinary Shares at a conversion rate of 1:1, and (c) 47,790,698 Class A Ordinary Shares assumed to be converted from all Class C Ordinary Shares at a conversion rate of 1:1.

14 / 69

CUSIP No. 08653C106	13D/A

1	NAMES OF REPORTING PERSONS BJ Russell Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 33,548,304 Class A Ordinary Shares*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 33,548,304 Class A Ordinary Shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,548,304 Class A Ordinary Shares*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.8%** of Class A Ordinary Shares (representing 8.3%*** of the total issued and outstanding ordinary shares of the Issuer)
14	TYPE OF REPORTING PERSON (see instructions) CO

*	Does not include certain ordinary shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. See Item 5.
**

This percentage is calculated using 261,648,452 Class A Ordinary Shares as the denominator, which is equal to the total number of Class A Ordinary Shares issued and outstanding as of February 29, 2024, the date of the Issuer’s annual report for fiscal year 2023, which was reported on the Issuer’s current report on Form 20-F furnished on April 30, 2024.

***

This percentage is calculated using 403,514,399 ordinary shares as the denominator, which is equal to the total number of issued and outstanding ordinary shares of all classes of the Issuer as of February 29, 2024, the date of the Issuer’s annual report for fiscal year 2023, which was reported on the Issuer’s current report on Form 20-F furnished on April 30, 2024, including (a) 261,648,452 Class A Ordinary Shares, (b) 94,075,249 Class A Ordinary Shares assumed to be converted from all Class B Ordinary Shares at a conversion rate of 1:1, and (c) 47,790,698 Class A Ordinary Shares assumed to be converted from all Class C Ordinary Shares at a conversion rate of 1:1.

15 / 69

CUSIP No. 08653C106	13D/A

1	NAMES OF REPORTING PERSONS Hung Chris Hui
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 33,548,304 Class A Ordinary Shares*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 33,548,304 Class A Ordinary Shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,548,304 Class A Ordinary Shares*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.8%** of Class A Ordinary Shares (representing 8.3%*** of the total issued and outstanding ordinary shares of the Issuer)
14	TYPE OF REPORTING PERSON (see instructions) IN

*

Hung Chris Hui owns 100% of the share capital of BJ Russell Holdings Limited (“BJ Russell”) and may be deemed to own beneficially all of the shares held by BJ Russell. Does not include certain ordinary shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. See Item 5.

**

This percentage is calculated using 261,648,452 Class A Ordinary Shares as the denominator, which is equal to the total number of Class A Ordinary Shares issued and outstanding as of February 29, 2024, the date of the Issuer’s annual report for fiscal year 2023, which was reported on the Issuer’s current report on Form 20-F furnished on April 30, 2024.

***

This percentage is calculated using 403,514,399 ordinary shares as the denominator, which is equal to the total number of issued and outstanding ordinary shares of all classes of the Issuer as of February 29, 2024, the date of the Issuer’s annual report for fiscal year 2023, which was reported on the Issuer’s current report on Form 20-F furnished on April 30, 2024, including (a) 261,648,452 Class A Ordinary Shares, (b) 94,075,249 Class A Ordinary Shares assumed to be converted from all Class B Ordinary Shares at a conversion rate of 1:1, and (c) 47,790,698 Class A Ordinary Shares assumed to be converted from all Class C Ordinary Shares at a conversion rate of 1:1.

16 / 69

CUSIP No. 08653C106	13D/A

1	NAMES OF REPORTING PERSONS Yahong Liang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 33,548,304 Class A Ordinary Shares*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 33,548,304 Class A Ordinary Shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,548,304 Class A Ordinary Shares*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.8%** of Class A Ordinary Shares (representing 8.3%*** of the total issued and outstanding ordinary shares of the Issuer)
14	TYPE OF REPORTING PERSON (see instructions) IN

*

Yahong Liang is the sole director of BJ Russell and may also be deemed to beneficially own all of the shares held BJ Russell, but hereby disclaims beneficial ownership of any of such shares. Does not include certain ordinary shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. See Item 5.

**

This percentage is calculated using 261,648,452 Class A Ordinary Shares as the denominator, which is equal to the total number of Class A Ordinary Shares issued and outstanding as of February 29, 2024, the date of the Issuer’s annual report for fiscal year 2023, which was reported on the Issuer’s current report on Form 20-F furnished on April 30, 2024.

***

This percentage is calculated using 403,514,399 ordinary shares as the denominator, which is equal to the total number of issued and outstanding ordinary shares of all classes of the Issuer as of February 29, 2024, the date of the Issuer’s annual report for fiscal year 2023, which was reported on the Issuer’s current report on Form 20-F furnished on April 30, 2024, including (a) 261,648,452 Class A Ordinary Shares, (b) 94,075,249 Class A Ordinary Shares assumed to be converted from all Class B Ordinary Shares at a conversion rate of 1:1, and (c) 47,790,698 Class A Ordinary Shares assumed to be converted from all Class C Ordinary Shares at a conversion rate of 1:1.

17 / 69

CUSIP No. 08653C106	13D/A

1	NAMES OF REPORTING PERSONS IDG-Accel China Capital II L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 3,970,760 Class A Ordinary Shares*
	8	SHARED VOTING POWER 177,100 Class A Ordinary Shares**
	9	SOLE DISPOSITIVE POWER 3,970,760 Class A Ordinary Shares*
	10	SHARED DISPOSITIVE POWER 177,100 Class A Ordinary Shares**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,147,860 Class A Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%*** of Class A Ordinary Shares (representing 1.0%**** of the total issued and outstanding ordinary shares of the Issuer)
14	TYPE OF REPORTING PERSON (see instructions) PN

*

The Reporting Person is the record owner of these shares. By virtue of being the general partner of the Reporting Person, IDG-Accel China Capital II Associates L.P. may be deemed to have sole voting and dispositive power with respect to these shares. By virtue of being the general partner of IDG-Accel China Capital II Associates L.P., IDG-Accel China Capital GP II Associates Ltd. may be deemed to have sole voting and dispositive power with respect to these shares. By virtue of being shareholders and the two directors of IDG-Accel China Capital GP II Associates Ltd., Quan Zhou and Chi Sing Ho may be deemed to have shared voting and dispositive power with respect to these shares. IDG-Accel China Capital GP II Associates Ltd. is also the general partner of IDG-Accel China Capital II Investors L.P. By virtue of such relationship, IDG-Accel China Capital II Investors L.P. may be deemed to have shared voting and dispositive power with respect to these shares. See Item 5.

**

IDG-Accel China Capital II Investors L.P. is the record owner of these shares. The Reporting Person and IDG-Accel China Capital II Investors L.P. have the same ultimate general partner. By virtue of such relationship, the Reporting Person may be deemed to share the voting and dispositive power with respect to these shares.

18 / 69

***

This percentage is calculated using 261,648,452 Class A Ordinary Shares as the denominator, which is equal to the total number of Class A Ordinary Shares issued and outstanding as of February 29, 2024, the date of the Issuer’s annual report for fiscal year 2023, which was reported on the Issuer’s current report on Form 20-F furnished on April 30, 2024.

****

This percentage is calculated using 403,514,399 ordinary shares as the denominator, which is equal to the total number of issued and outstanding ordinary shares of all classes of the Issuer as of February 29, 2024, the date of the Issuer’s annual report for fiscal year 2023, which was reported on the Issuer’s current report on Form 20-F furnished on April 30, 2024, including (a) 261,648,452 Class A Ordinary Shares, (b) 94,075,249 Class A Ordinary Shares assumed to be converted from all Class B Ordinary Shares at a conversion rate of 1:1, and (c) 47,790,698 Class A Ordinary Shares assumed to be converted from all Class C Ordinary Shares at a conversion rate of 1:1.

19 / 69

CUSIP No. 08653C106	13D/A

1	NAMES OF REPORTING PERSONS IDG-Accel China Capital II Associates L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 3,970,760 Class A Ordinary Shares*
	8	SHARED VOTING POWER 177,100 Class A Ordinary Shares**
	9	SOLE DISPOSITIVE POWER 3,970,760 Class A Ordinary Shares*
	10	SHARED DISPOSITIVE POWER 177,100 Class A Ordinary Shares**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,147,860 Class A Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%*** of Class A Ordinary Shares (representing 1.0%**** of the total issued and outstanding ordinary shares of the Issuer)
14	TYPE OF REPORTING PERSON (see instructions) PN

*

IDG-Accel China Capital II L.P. is the record owner of these shares. By virtue of being the general partner of IDG-Accel China Capital II L.P., the Reporting Person may be deemed to have sole voting and dispositive power with respect to these shares. See Item 5.

**

IDG-Accel China Capital II Investors L.P. is the record owner of these shares. The Reporting Person and IDG-Accel China Capital II Investors L.P. have the same ultimate general partner. By virtue of such relationship, the Reporting Person may be deemed to share the voting and dispositive power with respect to these shares.

***

This percentage is calculated using 261,648,452 Class A Ordinary Shares as the denominator, which is equal to the total number of Class A Ordinary Shares issued and outstanding as of February 29, 2024, the date of the Issuer’s annual report for fiscal year 2023, which was reported on the Issuer’s current report on Form 20-F furnished on April 30, 2024.

****

This percentage is calculated using 403,514,399 ordinary shares as the denominator, which is equal to the total number of issued and outstanding ordinary shares of all classes of the Issuer as of February 29, 2024, the date of the Issuer’s annual report for fiscal year 2023, which was reported on the Issuer’s current report on Form 20-F furnished on April 30, 2024, including (a) 261,648,452 Class A Ordinary Shares, (b) 94,075,249 Class A Ordinary Shares assumed to be converted from all Class B Ordinary Shares at a conversion rate of 1:1, and (c) 47,790,698 Class A Ordinary Shares assumed to be converted from all Class C Ordinary Shares at a conversion rate of 1:1.

20 / 69

CUSIP No. 08653C106	13D/A

1	NAMES OF REPORTING PERSONS IDG-Accel China Capital II Investors L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 177,100 Class A Ordinary Shares*
	8	SHARED VOTING POWER 3,970,760 Class A Ordinary Shares**
	9	SOLE DISPOSITIVE POWER 177,100 Class A Ordinary Shares*
	10	SHARED DISPOSITIVE POWER 3,970,760 Class A Ordinary Shares**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,147,860 Class A Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%*** of Class A Ordinary Shares (representing 1.0%**** of the total issued and outstanding ordinary shares of the Issuer)
14	TYPE OF REPORTING PERSON (see instructions) PN

*

The Reporting Person is the record owner of these shares. By virtue of being the general partner of the Reporting Person, IDG-Accel China Capital GP II Associates Ltd. may be deemed to have sole voting and dispositive power with respect to these shares. By virtue of being shareholders and the two directors of IDG-Accel China Capital GP II Associates Ltd., Quan Zhou and Chi Sing Ho may be deemed to have shared voting and dispositive power with respect to these shares. IDG-Accel China Capital GP II Associates Ltd. is also the general partner of IDG-Accel China Capital II Associates L.P., which is the general partner of IDG-Accel China Capital II L.P. By virtue of such relationship, each of IDG-Accel China Capital II Associates L.P. and IDG-Accel China Capital II L.P. may be deemed to have shared voting and dispositive power with respect to these shares. See Item 5.

**

IDG-Accel China Capital II L.P. is the record owner of these shares. The Reporting Person and IDG-Accel China Capital II L.P. have the same ultimate general partner. By virtue of such relationship, the Reporting Person may be deemed to share the voting and dispositive power with respect to these shares.

21 / 69

***

This percentage is calculated using 261,648,452 Class A Ordinary Shares as the denominator, which is equal to the total number of Class A Ordinary Shares issued and outstanding as of February 29, 2024, the date of the Issuer’s annual report for fiscal year 2023, which was reported on the Issuer’s current report on Form 20-F furnished on April 30, 2024.

****

This percentage is calculated using 403,514,399 ordinary shares as the denominator, which is equal to the total number of issued and outstanding ordinary shares of all classes of the Issuer as of February 29, 2024, the date of the Issuer’s annual report for fiscal year 2023, which was reported on the Issuer’s current report on Form 20-F furnished on April 30, 2024, including (a) 261,648,452 Class A Ordinary Shares, (b) 94,075,249 Class A Ordinary Shares assumed to be converted from all Class B Ordinary Shares at a conversion rate of 1:1, and (c) 47,790,698 Class A Ordinary Shares assumed to be converted from all Class C Ordinary Shares at a conversion rate of 1:1.

22 / 69

CUSIP No. 08653C106	13D/A

1	NAMES OF REPORTING PERSONS IDG-Accel China Capital GP II Associates Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 4,147,860 Class A Ordinary Shares*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,147,860 Class A Ordinary Shares*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,147,860 Class A Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%** of Class A Ordinary Shares (representing 1.0%*** of the total issued and outstanding ordinary shares of the Issuer)
14	TYPE OF REPORTING PERSON (see instructions) CO

*

IDG-Accel China Capital II L.P. and IDG-Accel China Capital II Investors L.P. are the record owner of these shares. By virtue of being the ultimate general partner of IDG-Accel China Capital II L.P. and IDG-Accel China Capital II Investors L.P., the Reporting Person may be deemed to have sole voting and dispositive power with respect to these shares. See Item 5.

**

This percentage is calculated using 261,648,452 Class A Ordinary Shares as the denominator, which is equal to the total number of Class A Ordinary Shares issued and outstanding as of February 29, 2024, the date of the Issuer’s annual report for fiscal year 2023, which was reported on the Issuer’s current report on Form 20-F furnished on April 30, 2024.

***

This percentage is calculated using 403,514,399 ordinary shares as the denominator, which is equal to the total number of issued and outstanding ordinary shares of all classes of the Issuer as of February 29, 2024, the date of the Issuer’s annual report for fiscal year 2023, which was reported on the Issuer’s current report on Form 20-F furnished on April 30, 2024, including (a) 261,648,452 Class A Ordinary Shares, (b) 94,075,249 Class A Ordinary Shares assumed to be converted from all Class B Ordinary Shares at a conversion rate of 1:1, and (c) 47,790,698 Class A Ordinary Shares assumed to be converted from all Class C Ordinary Shares at a conversion rate of 1:1.

23 / 69

CUSIP No. 08653C106	13D/A

1	NAMES OF REPORTING PERSONS Quan Zhou
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,147,860 Class A Ordinary Shares*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,147,860 Class A Ordinary Shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,147,860 Class A Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%** of Class A Ordinary Shares (representing 1.0%*** of the total issued and outstanding ordinary shares of the Issuer)
14	TYPE OF REPORTING PERSON (see instructions) IN

*

Including 3,970,760 Class A Ordinary Shares of which the record owner is IDG-Accel China Capital II L.P. and 177,100 Class A Ordinary Shares of which the record owner is IDG-Accel China Capital II Investors L.P. The ultimate general partner of IDG-Accel China Capital II L.P. and IDG-Accel China Capital II Investors L.P. is IDG-Accel China Capital GP II Associates Ltd., of which the Reporting Person and Chi Sing Ho are shareholders and the two directors. By virtue of being shareholders and the two directors of IDG-Accel China Capital GP II Associates Ltd., the Reporting Person and Chi Sing Ho may be deemed to have shared voting and dispositive power with respect to these shares. See Item 5.

**

This percentage is calculated using 261,648,452 Class A Ordinary Shares as the denominator, which is equal to the total number of Class A Ordinary Shares issued and outstanding as of February 29, 2024, the date of the Issuer’s annual report for fiscal year 2023, which was reported on the Issuer’s current report on Form 20-F furnished on April 30, 2024.

***

This percentage is calculated using 403,514,399 ordinary shares as the denominator, which is equal to the total number of issued and outstanding ordinary shares of all classes of the Issuer as of February 29, 2024, the date of the Issuer’s annual report for fiscal year 2023, which was reported on the Issuer’s current report on Form 20-F furnished on April 30, 2024, including (a) 261,648,452 Class A Ordinary Shares, (b) 94,075,249 Class A Ordinary Shares assumed to be converted from all Class B Ordinary Shares at a conversion rate of 1:1, and (c) 47,790,698 Class A Ordinary Shares assumed to be converted from all Class C Ordinary Shares at a conversion rate of 1:1.

24 / 69

CUSIP No. 08653C106	13D/A

1	NAMES OF REPORTING PERSONS Chi Sing Ho
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,147,860 Class A Ordinary Shares*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,147,860 Class A Ordinary Shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,147,860 Class A Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%** of Class A Ordinary Shares (representing 1.0%*** of the total issued and outstanding ordinary shares of the Issuer)
14	TYPE OF REPORTING PERSON (see instructions) IN

*

Including 3,970,760 Class A Ordinary Shares of which the record owner is IDG-Accel China Capital II L.P. and 177,100 Class A Ordinary Shares of which the record owner is IDG-Accel China Capital II Investors L.P. The ultimate general partner of IDG-Accel China Capital II L.P. and IDG-Accel China Capital II Investors L.P. is IDG-Accel China Capital GP II Associates Ltd., of which the Reporting Person and Quan Zhou are shareholders and the two directors. By virtue of being shareholders and the two directors of IDG-Accel China Capital GP II Associates Ltd., the Reporting Person and Quan Zhou may be deemed to have shared voting and dispositive power with respect to these shares. See Item 5.

**

This percentage is calculated using 261,648,452 Class A Ordinary Shares as the denominator, which is equal to the total number of Class A Ordinary Shares issued and outstanding as of February 29, 2024, the date of the Issuer’s annual report for fiscal year 2023, which was reported on the Issuer’s current report on Form 20-F furnished on April 30, 2024.

***

This percentage is calculated using 403,514,399 ordinary shares as the denominator, which is equal to the total number of issued and outstanding ordinary shares of all classes of the Issuer as of February 29, 2024, the date of the Issuer’s annual report for fiscal year 2023, which was reported on the Issuer’s current report on Form 20-F furnished on April 30, 2024, including (a) 261,648,452 Class A Ordinary Shares, (b) 94,075,249 Class A Ordinary Shares assumed to be converted from all Class B Ordinary Shares at a conversion rate of 1:1, and (c) 47,790,698 Class A Ordinary Shares assumed to be converted from all Class C Ordinary Shares at a conversion rate of 1:1.

25 / 69

CUSIP No. 08653C106	13D/A

1	NAMES OF REPORTING PERSONS Shaohan Joe Chou
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 5,081,395 Class A Ordinary Shares*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,081,395 Class A Ordinary Shares*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,081,395 Class A Ordinary Shares*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%** of Class A Ordinary Shares (representing 1.3%*** of the total issued and outstanding ordinary shares of the Issuer)
14	TYPE OF REPORTING PERSON (see instructions) IN

*

Consists of (a) 4,081,395 Class A Ordinary Shares, and (b) 1,000,000 ADSs. Does not include certain ordinary shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. See Item 5.

**

This percentage is calculated using 261,648,452 Class A Ordinary Shares as the denominator, which is equal to the total number of Class A Ordinary Shares issued and outstanding as of February 29, 2024, the date of the Issuer’s annual report for fiscal year 2023, which was reported on the Issuer’s current report on Form 20-F furnished on April 30, 2024.

***

This percentage is calculated using 403,514,399 ordinary shares as the denominator, which is equal to the total number of issued and outstanding ordinary shares of all classes of the Issuer as of February 29, 2024, the date of the Issuer’s annual report for fiscal year 2023, which was reported on the Issuer’s current report on Form 20-F furnished on April 30, 2024, including (a) 261,648,452 Class A Ordinary Shares, (b) 94,075,249 Class A Ordinary Shares assumed to be converted from all Class B Ordinary Shares at a conversion rate of 1:1, and (c) 47,790,698 Class A Ordinary Shares assumed to be converted from all Class C Ordinary Shares at a conversion rate of 1:1.

26 / 69

CUSIP No. 08653C106	13D/A

1	NAMES OF REPORTING PERSONS David Hsiaoming Ting
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 614,000 Class A Ordinary Shares*
	8	SHARED VOTING POWER 80,680 Class A Ordinary Shares**
	9	SOLE DISPOSITIVE POWER 614,000 Class A Ordinary Shares*
	10	SHARED DISPOSITIVE POWER 80,680 Class A Ordinary Shares**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 694,680 Class A Ordinary Shares* **
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%*** of Class A Ordinary Shares (representing 0.2%**** of the total issued and outstanding ordinary shares of the Issuer)
14	TYPE OF REPORTING PERSON (see instructions) IN

*

Consists of (a) 550,000 Class A Ordinary Shares, and (b) 64,000 Class A Ordinary Shares represented by ADSs. Does not include certain ordinary shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. See Item 5.

**

The Reporting Person is a trustee of the Ting Family Trust, which is the legal owner of 80,680 Class A Ordinary Shares. In his capacity as trustee of the Ting Family Trust, the Reporting Person may, together with Linda Chang Ting, the other trustee of the Ting Family Trust, be deemed to have shared voting and dispositive power with respect to those shares.

***

This percentage is calculated using 261,648,452 Class A Ordinary Shares as the denominator, which is equal to the total number of Class A Ordinary Shares issued and outstanding as of February 29, 2024, the date of the Issuer’s annual report for fiscal year 2023, which was reported on the Issuer’s current report on Form 20-F furnished on April 30, 2024.

****

This percentage is calculated using 403,514,399 ordinary shares as the denominator, which is equal to the total number of issued and outstanding ordinary shares of all classes of the Issuer as of February 29, 2024, the date of the Issuer’s annual report for fiscal year 2023, which was reported on the Issuer’s current report on Form 20-F furnished on April 30, 2024, including (a) 261,648,452 Class A Ordinary Shares, (b) 94,075,249 Class A Ordinary Shares assumed to be converted from all Class B Ordinary Shares at a conversion rate of 1:1, and (c) 47,790,698 Class A Ordinary Shares assumed to be converted from all Class C Ordinary Shares at a conversion rate of 1:1.

27 / 69

CUSIP No. 08653C106	13D/A

1	NAMES OF REPORTING PERSONS The 2012 MKB Irrevocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 670,500 Class A Ordinary Shares*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 670,500 Class A Ordinary Shares*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 670,500 Class A Ordinary Shares*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%** of Class A Ordinary Shares (representing 0.2%*** of the total issued and outstanding ordinary shares of the Issuer)
14	TYPE OF REPORTING PERSON (see instructions) OO

*

Consists of (a) 550,000 Class A Ordinary Shares, and (b) 120,500 Class A Ordinary Shares represented by ADSs. Michael Chang is the trustee of the Reporting Person, and in his capacity as trustee he may be deemed to have sole voting and dispositive power with respect to the 675,500 Class A Ordinary Shares owned by the Reporting Person. Does not include certain ordinary shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. See Item 5.

**

This percentage is calculated using 261,648,452 Class A Ordinary Shares as the denominator, which is equal to the total number of Class A Ordinary Shares issued and outstanding as of February 29, 2024, the date of the Issuer’s annual report for fiscal year 2023, which was reported on the Issuer’s current report on Form 20-F furnished on April 30, 2024.

***

This percentage is calculated using 403,514,399 ordinary shares as the denominator, which is equal to the total number of issued and outstanding ordinary shares of all classes of the Issuer as of February 29, 2024, the date of the Issuer’s annual report for fiscal year 2023, which was reported on the Issuer’s current report on Form 20-F furnished on April 30, 2024, including (a) 261,648,452 Class A Ordinary Shares, (b) 94,075,249 Class A Ordinary Shares assumed to be converted from all Class B Ordinary Shares at a conversion rate of 1:1, and (c) 47,790,698 Class A Ordinary Shares assumed to be converted from all Class C Ordinary Shares at a conversion rate of 1:1.

28 / 69

CUSIP No. 08653C106	13D/A

1	NAMES OF REPORTING PERSONS Ting Childrens Irrevocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 192,000 Class A Ordinary Shares*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 192,000 Class A Ordinary Shares*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 192,000 Class A Ordinary Shares*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%** of Class A Ordinary Shares (representing 0.0%*** of the total issued and outstanding ordinary shares of the Issuer)
14	TYPE OF REPORTING PERSON (see instructions) OO

*

Michael Chang is the trustee of the Reporting Person, and in his capacity as trustee he may be deemed to have sole voting and dispositive power with respect to the 192,000 Class A Ordinary Shares owned by the Reporting Person. Does not include certain ordinary shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. See Item 5.

**

This percentage is calculated using 261,648,452 Class A Ordinary Shares as the denominator, which is equal to the total number of Class A Ordinary Shares issued and outstanding as of February 29, 2024, the date of the Issuer’s annual report for fiscal year 2023, which was reported on the Issuer’s current report on Form 20-F furnished on April 30, 2024.

***

This percentage is calculated using 403,514,399 ordinary shares as the denominator, which is equal to the total number of issued and outstanding ordinary shares of all classes of the Issuer as of February 29, 2024, the date of the Issuer’s annual report for fiscal year 2023, which was reported on the Issuer’s current report on Form 20-F furnished on April 30, 2024, including (a) 261,648,452 Class A Ordinary Shares, (b) 94,075,249 Class A Ordinary Shares assumed to be converted from all Class B Ordinary Shares at a conversion rate of 1:1, and (c) 47,790,698 Class A Ordinary Shares assumed to be converted from all Class C Ordinary Shares at a conversion rate of 1:1.

29 / 69

CUSIP No. 08653C106	13D/A

1	NAMES OF REPORTING PERSONS Michael Chang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 862,500 Class A Ordinary Shares*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 862,500 Class A Ordinary Shares*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 862,500 Class A Ordinary Shares*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%** of Class A Ordinary Shares (representing 0.2%*** of the total issued and outstanding ordinary shares of the Issuer)
14	TYPE OF REPORTING PERSON (see instructions) IN

*

Michael Chang is the trustee of (i) The 2012 MBK Irrevocable Trust, which is the legal owner of 670,500 Class A Ordinary Shares, and (ii) the Ting Childrens Irrevocable Trust, which is the legal owner of 192,000 Class A Ordinary Shares, and in his capacity as trustee he may be deemed to have sole voting and dispositive power with respect to the Class A Ordinary Shares owned by The 2012 MBK Irrevocable Trust and the Ting Childrens Irrevocable Trust. Does not include certain ordinary shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. See Item 5.

**

This percentage is calculated using 261,648,452 Class A Ordinary Shares as the denominator, which is equal to the total number of Class A Ordinary Shares issued and outstanding as of February 29, 2024, the date of the Issuer’s annual report for fiscal year 2023, which was reported on the Issuer’s current report on Form 20-F furnished on April 30, 2024.

***

This percentage is calculated using 403,514,399 ordinary shares as the denominator, which is equal to the total number of issued and outstanding ordinary shares of all classes of the Issuer as of February 29, 2024, the date of the Issuer’s annual report for fiscal year 2023, which was reported on the Issuer’s current report on Form 20-F furnished on April 30, 2024, including (a) 261,648,452 Class A Ordinary Shares, (b) 94,075,249 Class A Ordinary Shares assumed to be converted from all Class B Ordinary Shares at a conversion rate of 1:1, and (c) 47,790,698 Class A Ordinary Shares assumed to be converted from all Class C Ordinary Shares at a conversion rate of 1:1.

30 / 69

CUSIP No. 08653C106	13D/A

1	NAMES OF REPORTING PERSONS Ting Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 80,680 Class A Ordinary Shares*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 80,680 Class A Ordinary Shares*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,680 Class A Ordinary Shares*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%** of Class A Ordinary Shares (representing 0.0%*** of the total issued and outstanding ordinary shares of the Issuer)
14	TYPE OF REPORTING PERSON (see instructions) OO

*	Does not include certain ordinary shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. See Item 5.
**

David Hsiaoming Ting is a trustee of the Reporting Person, which is the legal owner of 80,680 Class A Ordinary Shares. In his capacity as trustee of the Reporting Person, Mr. Ting may, together with Linda Chang Ting, the other trustee of the Reporting Person, be deemed to have shared voting and dispositive power with respect to those shares.

***

This percentage is calculated using 261,648,452 Class A Ordinary Shares as the denominator, which is equal to the total number of Class A Ordinary Shares issued and outstanding as of February 29, 2024, the date of the Issuer’s annual report for fiscal year 2023, which was reported on the Issuer’s current report on Form 20-F furnished on April 30, 2024.

****

This percentage is calculated using 403,514,399 ordinary shares as the denominator, which is equal to the total number of issued and outstanding ordinary shares of all classes of the Issuer as of February 29, 2024, the date of the Issuer’s annual report for fiscal year 2023, which was reported on the Issuer’s current report on Form 20-F furnished on April 30, 2024, including (a) 261,648,452 Class A Ordinary Shares, (b) 94,075,249 Class A Ordinary Shares assumed to be converted from all Class B Ordinary Shares at a conversion rate of 1:1, and (c) 47,790,698 Class A Ordinary Shares assumed to be converted from all Class C Ordinary Shares at a conversion rate of 1:1.

31 / 69

CUSIP No. 08653C106	13D/A

1	NAMES OF REPORTING PERSONS Linda Chang Ting
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 80,680 Class A Ordinary Shares*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 80,680 Class A Ordinary Shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,680 Class A Ordinary Shares*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%** of Class A Ordinary Shares (representing 0.0%*** of the total issued and outstanding ordinary shares of the Issuer)
14	TYPE OF REPORTING PERSON (see instructions) IN

*	Does not include certain ordinary shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. See Item 5.

**

The Reporting Person is a trustee of the Ting Family Trust, which is the legal owner of 80,680 Class A Ordinary Shares. In her capacity as trustee of the Reporting Person, Ms. Ting may, together with David Hsiaoming Ting, the other trustee of the Reporting Person, be deemed to have shared voting and dispositive power with respect to those shares.

***

This percentage is calculated using 261,648,452 Class A Ordinary Shares as the denominator, which is equal to the total number of Class A Ordinary Shares issued and outstanding as of February 29, 2024, the date of the Issuer’s annual report for fiscal year 2023, which was reported on the Issuer’s current report on Form 20-F furnished on April 30, 2024.

32 / 69

****

This percentage is calculated using 403,514,399 ordinary shares as the denominator, which is equal to the total number of issued and outstanding ordinary shares of all classes of the Issuer as of February 29, 2024, the date of the Issuer’s annual report for fiscal year 2023, which was reported on the Issuer’s current report on Form 20-F furnished on April 30, 2024, including (a) 261,648,452 Class A Ordinary Shares, (b) 94,075,249 Class A Ordinary Shares assumed to be converted from all Class B Ordinary Shares at a conversion rate of 1:1, and (c) 47,790,698 Class A Ordinary Shares assumed to be converted from all Class C Ordinary Shares at a conversion rate of 1:1.

33 / 69

CUSIP No. 08653C106	13D/A

1	NAMES OF REPORTING PERSONS Sunshui Hopeson Capital Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,211,340 Class A Ordinary Shares*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,211,340 Class A Ordinary Shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,211,340 Class A Ordinary Shares*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%** of Class A Ordinary Shares (representing 0.5%*** of the total issued and outstanding ordinary shares of the Issuer)
14	TYPE OF REPORTING PERSON (see instructions) CO

*	Does not include certain ordinary shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. See Item 5.
**

This percentage is calculated using 261,648,452 Class A Ordinary Shares as the denominator, which is equal to the total number of Class A Ordinary Shares issued and outstanding as of February 29, 2024, the date of the Issuer’s annual report for fiscal year 2023, which was reported on the Issuer’s current report on Form 20-F furnished on April 30, 2024.

***

This percentage is calculated using 403,514,399 ordinary shares as the denominator, which is equal to the total number of issued and outstanding ordinary shares of all classes of the Issuer as of February 29, 2024, the date of the Issuer’s annual report for fiscal year 2023, which was reported on the Issuer’s current report on Form 20-F furnished on April 30, 2024, including (a) 261,648,452 Class A Ordinary Shares, (b) 94,075,249 Class A Ordinary Shares assumed to be converted from all Class B Ordinary Shares at a conversion rate of 1:1, and (c) 47,790,698 Class A Ordinary Shares assumed to be converted from all Class C Ordinary Shares at a conversion rate of 1:1.

34 / 69

CUSIP No. 08653C106	13D/A

1	NAMES OF REPORTING PERSONS Shanghai Yihao Stock Equity Investment Fund Partnership Enterprise (Limited Partnership)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,211,340 Class A Ordinary Shares*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,211,340 Class A Ordinary Shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,211,340 Class A Ordinary Shares*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%** of Class A Ordinary Shares (representing 0.5%*** of the total issued and outstanding ordinary shares of the Issuer)
14	TYPE OF REPORTING PERSON (see instructions) OO

*

The Reporting Person owns a majority of the outstanding ordinary shares of Sunshui Hopeson Capital Limited and may therefore be deemed to have voting and dispositive power with respect to the 2,211,340 Class A Ordinary Shares held by Sunshui Hopeson Capital Limited. Does not include certain ordinary shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. See Item 5.

**

This percentage is calculated using 261,648,452 Class A Ordinary Shares as the denominator, which is equal to the total number of Class A Ordinary Shares issued and outstanding as of February 29, 2024, the date of the Issuer’s annual report for fiscal year 2023, which was reported on the Issuer’s current report on Form 20-F furnished on April 30, 2024.

***

This percentage is calculated using 403,514,399 ordinary shares as the denominator, which is equal to the total number of issued and outstanding ordinary shares of all classes of the Issuer as of February 29, 2024, the date of the Issuer’s annual report for fiscal year 2023, which was reported on the Issuer’s current report on Form 20-F furnished on April 30, 2024, including (a) 261,648,452 Class A Ordinary Shares, (b) 94,075,249 Class A Ordinary Shares assumed to be converted from all Class B Ordinary Shares at a conversion rate of 1:1, and (c) 47,790,698 Class A Ordinary Shares assumed to be converted from all Class C Ordinary Shares at a conversion rate of 1:1.

35 / 69

CUSIP No. 08653C106	13D/A

1	NAMES OF REPORTING PERSONS Hu Junbo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,211,340 Class A Ordinary Shares*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,211,340 Class A Ordinary Shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,211,340 Class A Ordinary Shares*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%** of Class A Ordinary Shares (representing 0.5%*** of the total issued and outstanding ordinary shares of the Issuer)
14	TYPE OF REPORTING PERSON (see instructions) CO

*

The Reporting Person is a director of Sunshui Hopeson Capital Limited and owns a majority of the outstanding ordinary shares of Shanghai Yihao Stock Equity Investment Fund Partnership Enterprise (Limited Partnership), which in turn owns a majority of the outstanding shares of Sunshui Hopeson Capital Limited, and consequently the Reporting Person may therefore be deemed to have voting and dispositive power with respect to the 2,211,340 Class A Ordinary Shares held by Sunshui Hopeson Capital Limited. Does not include certain ordinary shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. See Item 5.

**

This percentage is calculated using 261,648,452 Class A Ordinary Shares as the denominator, which is equal to the total number of Class A Ordinary Shares issued and outstanding as of February 29, 2024, the date of the Issuer’s annual report for fiscal year 2023, which was reported on the Issuer’s current report on Form 20-F furnished on April 30, 2024.

***

This percentage is calculated using 403,514,399 ordinary shares as the denominator, which is equal to the total number of issued and outstanding ordinary shares of all classes of the Issuer as of February 29, 2024, the date of the Issuer’s annual report for fiscal year 2023, which was reported on the Issuer’s current report on Form 20-F furnished on April 30, 2024, including (a) 261,648,452 Class A Ordinary Shares, (b) 94,075,249 Class A Ordinary Shares assumed to be converted from all Class B Ordinary Shares at a conversion rate of 1:1, and (c) 47,790,698 Class A Ordinary Shares assumed to be converted from all Class C Ordinary Shares at a conversion rate of 1:1.

36 / 69

CUSIP No. 08653C106	13D/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Deng Yanbo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,211,340 Class A Ordinary Shares*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,211,340 Class A Ordinary Shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,211,340 Class A Ordinary Shares*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%** of Class A Ordinary Shares (representing 0.5%*** of the total issued and outstanding ordinary shares of the Issuer)
14	TYPE OF REPORTING PERSON (see instructions) CO

*

The Reporting Person is a director of Sunshui Hopeson Capital Limited and may therefore be deemed to have shared voting and dispositive power with respect to the 2,211,340 Class A Ordinary Shares held by Sunshui Hopeson Capital Limited. Does not include certain ordinary shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. See Item 5.

**

This percentage is calculated using 261,648,452 Class A Ordinary Shares as the denominator, which is equal to the total number of Class A Ordinary Shares issued and outstanding as of February 29, 2024, the date of the Issuer’s annual report for fiscal year 2023, which was reported on the Issuer’s current report on Form 20-F furnished on April 30, 2024.

***

This percentage is calculated using 403,514,399 ordinary shares as the denominator, which is equal to the total number of issued and outstanding ordinary shares of all classes of the Issuer as of February 29, 2024, the date of the Issuer’s annual report for fiscal year 2023, which was reported on the Issuer’s current report on Form 20-F furnished on April 30, 2024, including (a) 261,648,452 Class A Ordinary Shares, (b) 94,075,249 Class A Ordinary Shares assumed to be converted from all Class B Ordinary Shares at a conversion rate of 1:1, and (c) 47,790,698 Class A Ordinary Shares assumed to be converted from all Class C Ordinary Shares at a conversion rate of 1:1.

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This amendment to Schedule 13D (this “Amendment”) constitutes Amendment No. 1 to the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 6, 2023 (the “Original Schedule 13D”, together with this Amendment, the “Statement”) with respect to Class A Ordinary Shares of the Issuer on behalf of Shao-Ning Johnny Chou, George Chow, AGHL, AIL, AHKL, Ali CN, Cainiao, CIL, BJ Russell, Hung Chris Hui and Yahong Liang.

This Amendment constitutes Amendment No. 5 to the Schedule 13D as originally filed by AGHL and AIL with the SEC on September 29, 2017, as further amended by Amendment No. 1 thereto filed by AGHL, AIL, Ali CN, Cainiao and CIL with the SEC on October 19, 2017, Amendment No. 2 thereto filed by AGHL, AIL, Ali CN, Cainiao and CIL with the SEC on September 19, 2019, Amendment No. 3 thereto filed by AGHL, AIL, AHKL, Ali CN, Cainiao and CIL with the SEC on June 3, 2020 and Amendment No. 4 thereto filed by AGHL, AIL, AHKL, Ali CN, Cainiao and CIL with the SEC on November 6, 2023.

This Amendment also constitutes the initial Schedule 13D filed by IDG-Accel China Capital II L.P., IDG-Accel China Capital II Associates L.P., IDG-Accel China Capital II Investors L.P., IDG-Accel China Capital GP II Associates Ltd., Quan Zhou and Chi Sing Ho with respect to the Class A Ordinary Shares of the Issuer.

Unless otherwise stated herein, the Original Schedule 13D remains in full force and effect. Terms used herein and not otherwise defined herein shall have the meaning ascribed thereto in the Original Schedule 13D.

Mr. Chou previously reported his beneficial ownership of the ordinary shares of the Issuer on Schedule 13Gs filed by Mr. Chou with the SEC, most recently by Amendment No. 4 to Schedule 13G filed by Mr. Chou with the SEC on December 31, 2023. BJ Russell previously reported its beneficial ownership of the ordinary shares of the Issuer on the Schedule 13G filed by BJ Russell on July 17, 2023. As a result of the events described in Item 4, Mr. Chou and BJ Russell have ceased filing statements on Schedule 13G with respect to the Issuer but may resume reporting their beneficial ownership on Schedule 13G if and when required and eligible to do so.

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CUSIP No. 08653C106	13D/A

Item 1.	Security and Issuer.

Item 1 of the Original Schedule 13D is hereby amended and replaced in its entirety as follows:

This Statement relates to the Class A Ordinary Shares of the Issuer, a company organized under the laws of the Cayman Islands. The principal executive office of the Issuer is located at 2nd Floor, Block A, Huaxing Modem Industry Park, No. 18 Tangmiao Road, Xihu District, Hangzhou, Zhejiang Province 310013, People’s Republic of China.

ADSs of the Issuer, each representing twenty (20) Class A Ordinary Shares, are listed on the New York Stock Exchange under the symbol “BEST”.

Item 2.	Identity and Background.

Item 2 of the Original Schedule 13D is hereby amended and replaced in its entirety as follows:

(1)

Mr. Shao-Ning Johnny Chou is a citizen of the United States of America. Mr. Chou has been a director, and the chairman and chief executive officer of, the Issuer since 2007. The business address of Mr. Chou is c/o BEST Inc., 2nd Floor, Block A, Huaxing Modem Industry Park, No. 18 Tangmiao Road, Xihu District, Hangzhou, Zhejiang Province 310013, People’s Republic of China.

(2)

Mr. George Chow is a citizen of Hong Kong. Mr. Chow has been a director, and the chief strategy and investment officer of the Issuer since 2017. The business address of Mr. Chow is c/o BEST Inc., 2nd Floor, Block A, Huaxing Modern Industry Park, No. 18 Tangmiao Road, Xihu District, Hangzhou, Zhejiang Province 310013, People’s Republic of China.

(3)

Alibaba Group Holding Limited (“AGHL”) is an exempted company incorporated under the laws of the Cayman Islands and a public company listed on the New York Stock Exchange and The Stock Exchange of Hong Kong Limited. AGHL is a holding company of six major business groups: Taobao and Tmall Group, Alibaba International Digital Commerce Group, Cloud Intelligence Group, Local Services Group, Cainiao Smart Logistics Network Limited, and Digital Media and Entertainment Group, operating online and mobile commerce, local consumer services, logistics, cloud services, digital media and entertainment, along with various other businesses. The business address of AGHL is 26/F, Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong.

(4)

Alibaba Investment Limited (“AIL”) is a company organized under the laws of the British Virgin Islands. AIL is a direct wholly-owned subsidiary of AGHL, and principally engages in investment activities on behalf of AGHL. The business address of AIL is c/o Alibaba Group Services Limited, 26/F, Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong.

(5)

Alibaba.com Hong Kong Limited (“AHKL”) is a company organized under the laws of Hong Kong. AHKL is a wholly-owned subsidiary of AGHL, and principally engages in the provision of internet content, software and technology services, trading of information technology products, marketing and other group administrative services. The business address of AHKL is c/o Alibaba Group Services Limited, 26/F, Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong.

(6)

Alibaba.com China Limited (“ACL”) is a company organized under the laws of Hong Kong. ACL is a wholly-owned subsidiary of AGHL, and principally engages in the provision of internet content, software and technology services, trading of information technology products, marketing and other group administrative services. The business address of ACL is c/o Alibaba Group Services Limited, 26/F, Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong.

(7)

Ali CN Investment Holding Limited (“Ali CN”) is a company organized under the laws of the British Virgin Islands. Ali CN is a direct wholly-owned subsidiary of AGHL, and principally engages in investment activities on behalf of AGHL. The business address of Ali CN is c/o Alibaba Group Services Limited, 26/F, Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong.

(8)

Cainiao Smart Logistics Network Limited (“Cainiao”) is an exempt company organized under the laws of the Cayman Islands. Through its subsidiaries and variable interest entities, Cainiao operates e-commerce logistics business based on its smart logistics network and provides cross-border e-commerce logistics services globally. The business address of Cainiao is North Cainiao Post Station, No. 501 Fengxin Road, Yuhang District, Hangzhou, Zhejiang Province, People’s Republic of China 310000.

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(9)

Cainiao Smart Logistics Investment Limited (“CIL”) is a company organized under the laws of the British Virgin Islands, and is a direct wholly-owned subsidiary of Cainiao. CIL principally engages in investment activities on behalf of Cainiao. The business address of CIL is North Cainiao Post Station, No. 501 Fengxin Road, Yuhang District, Hangzhou, Zhejiang Province, People’s Republic of China 310000.

(10)	BJ Russell Holdings Limited is a company organized under the laws of the British Virgin Islands. Its business address is Mandar House, 3rd Floor, Johnson’s Ghut, Tortola, British Virgin Islands.

(11)

Hung Chris Hui is a citizen of the People’s Republic of China, and is the sole shareholder of BJ Russell. His business address is Mandar House, 3rd Floor, Johnson’s Ghut, Tortola. British Virgin Islands.

(12)

Yahong Liang is a citizen of the People’s Republic of China, and is the sole director of BJ Russell. Her business address is Mandar House, 3rd Floor, Johnson’s Ghut, Tortola, British Virgin Islands. As the sole director of BJ Russell, Ms. Liang may be deemed to beneficially own all of the Class A Ordinary Shares held by BJ Russell, but she hereby expressly disclaims beneficial ownership of any such shares.

(13)

IDG-Accel China Capital II L.P. is a limited partnership organized under the laws of the Cayman Islands with its principal business in investment holding. Its business address is Unit 5505, The Center, 99 Queen’s Road Central, Hong Kong.

(14)

IDG-Accel China Capital II Associates L.P. is a limited partnership organized under the laws of the Cayman Islands with its principal business in investment holding. Its business address is Unit 5505, The Center, 99 Queen’s Road Central, Hong Kong. It is the general partner of IDG-Accel China Capital II L.P.

(15)

IDG-Accel China Capital II Investors L.P. is a limited partnership organized under the laws of the Cayman Islands with its principal business in investment holding. Its business address is Unit 5505, The Center, 99 Queen’s Road Central, Hong Kong.

(16)

IDG-Accel China Capital GP II Associates Ltd. is a company organized under the laws of the Cayman Islands with its principal business in investment holding. Its business address is Unit 5505, The Center, 99 Queen’s Road Central, Hong Kong. It is the ultimate general partner of IDG-Accel China Capital II L.P. and IDG-Accel China Capital II Investors L.P. Mr. Chi Sing Ho and Mr. Quan Zhou are shareholders and the two directors of IDG-Accel China Capital GP II Associates Ltd.

(17)

Quan Zhou is a citizen of the United States of America. His business address is Unit 5505, The Center, 99 Queen’s Road Central, Hong Kong. The principal occupation of Mr. Quan Zhou is private equity investment and portfolio management.

(18)

Chi Sing Ho is a citizen of Canada. His business address is Unit 5505, The Center, 99 Queen’s Road Central, Hong Kong. The principal occupation of Mr. Chi Sing Ho is private equity investment and portfolio management.

(19)	Shaohan Joe Chou is a citizen of the United States of America. His address is 9 Hawkes Court, Bridgewater NJ 08807-2305, United States of America.

(20)	David Hsiaoming Ting is a citizen of the United States of America. His address is 248 Polhemus Ave., Atherton CA 94027, United States of America.

(21)

The 2012 MKB Irrevocable Trust is a trust formed under the laws of the State of California, the United States of America. The trustee of the trust is Michael Chang, a citizen of the United States of America, and his address is 26228 Scarff Way, Los Altos Hills CA 94022, United States of America.

(22)

The Ting Childrens Irrevocable Trust is a trust formed under the laws of the State of California, the United States of America. The trustee of the trust is Michael Chang, a citizen of the United States of America, and his address is 26228 Scarff Way, Los Altos Hills CA 94022, United States of America.

(23)

The Ting Family Trust is a trust formed under the laws of the State of California, the United States of America. The trustees of the trust are David Hsiaoming Ting, and Linda Chang Ting. Their address is 248 Polhemus Ave., Atherton CA 94027, United States of America.

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(24)	Michael Chang is a citizen of the United States of America, and his address is 26228 Scarff Way, Los Altos Hills CA 94022, United States of America.

(25)	Linda Chang Ting is a citizen of the United States of America. Her address is 248 Polhemus Ave., Atherton CA 94027, United States of America.

(26)

Sunshui Hopeson Capital Limited is a company organized under the laws of the British Virgin Islands. Its business address is Unit 710, 7/F., Lippo Sun Plaza, 28 Canton Road, Tsim Sha Tsui, Kowloon, Hong Kong.

(27)

Shanghai Yihao Stock Equity Investment Fund Partnership Enterprise (Limited Partnership) is a limited partnership organized under the laws of the People’s Republic of China. Its business address is Unit 710, 7/F., Lippo Sun Plaza, 28 Canton Road, Tsim Sha Tsui, Kowloon, Hong Kong.

(28)	Hu Junbo is a citizen of Hong Kong. His business address is Unit 710, 7/F., Lippo Sun Plaza, 28 Canton Road, Tsim Sha Tsui, Kowloon, Hong Kong.

(29)	Deng Yanbo is a citizen of the People’s Republic of China. His business address is Unit 710, 7/F., Lippo Sun Plaza, 28 Canton Road, Tsim Sha Tsui, Kowloon, Hong Kong.

This Statement is being filed jointly by and on behalf of the persons listed in (1) through (29) (each a “Reporting Person” and collectively the “Reporting Persons”) pursuant to Rule 13d-1(k) under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act’’). The Reporting Persons may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act with respect to the Proposed Transaction described in Item 4 of this Statement. Except as otherwise stated herein, each Reporting Person expressly disclaims beneficial ownership for all purposes of the Class A Ordinary Shares, Class B Ordinary Shares, Class C Ordinary Shares and ADSs held by each other Reporting Person.

The agreement between the Reporting Persons relating to the joint filing of this Statement is attached hereto as Exhibit 99.9. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons, except as otherwise provided in Rule 13d-l(k).

The name, business address, present principal occupation or employment and citizenship of each of the directors and executive officers of the Reporting Persons as of the date hereof, if any, is set forth on Schedules A-l through A-9.

None of the Reporting Persons and, to the best of their knowledge, none of the persons listed on Schedule A-l through A-9 hereto, has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended and replaced in its entirety as follows:

The information set forth in or incorporated by reference in Item 4 of this Statement is incorporated herein by reference in its entirety.

This Statement is being filed by the Reporting Persons because, under the facts and circumstances described in Items 2, 4 and 5, the Reporting Persons may be deemed to be a group within the meaning of Section 13(d)(3) of the Exchange Act. This filing is not being made as a result of any particular acquisition or dispositions of the Class A Ordinary Shares or the ADSs by the Reporting Persons.

The funding for the Proposed Transaction (as defined in Item 4) will be provided by a combination of rollover equity and cash contributions by certain of the parties to the Interim Consortium Agreement (as defined in Item 4). The Proposed Transaction will not be subject to a financing condition.

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Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On June 19, 2024, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with BEST Global Partners, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“Parent”) and Phoenix Global Partners, an exempted company incorporated with limited liability under the laws of the Cayman Islands and a wholly owned subsidiary of Parent (“Merger Sub”). Pursuant to the Merger Agreement, Merger Sub will merge with and into the Issuer (the “Merger”), with the Issuer surviving the Merger as the surviving company (the “Surviving Company”). Consummation of the Merger is subject to the satisfaction or waiver of various conditions set forth in the Merger Agreement, including the approval and authorization of the shareholders of the Issuer.

At the effective time of the Merger (the “Effective Time”), by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Issuer or the holders of any securities of the Issuer, (i) each share of the Issuer issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares, the Dissenting Shares (each as defined in the Merger Agreement) and shares represented by ADSs) shall be cancelled in exchange for the right to receive $0.144 in cash per share without interest; (ii) each ADS, representing twenty (20) Class A Ordinary Shares, issued and outstanding immediately prior to the Effective Time, together with the underlying Class A Ordinary Shares represented by such ADS, shall be cancelled in exchange for the right to receive $2.88 in cash per ADS without interest; (iii) each Qualified Company Option and Qualified Company RSU Award (each as defined in the Merger Agreement) shall be cancelled and immediately converted into the right to receive in exchange therefor an equivalent award granted by Parent with substantially the same economic terms; (iv) each Non-Qualified Vested Company Option (as defined in the Merger Agreement) shall be cancelled and immediately converted into the right to receive in exchange therefor an amount of cash equal to (1) the excess, if any, of (a) $0.144 over (b) the exercise price, multiplied by (2) the number of Ordinary Shares underlying such Non-Qualified Vested Company Option; (v) each Non-Qualified Unvested Company Option and Non-Qualified Company RSU Award (each as defined in the Merger Agreement) shall be cancelled without any payment therefor.

Concurrently with the execution of the Merger Agreement, Parent and certain Reporting Persons listed thereunder (each a “Rollover Shareholder”) entered into a Rollover and Contribution Agreement (the “Rollover and Contribution Agreement”), pursuant to which, among others, (i) each Rollover Shareholder irrevocably agreed and elected to contribute, assign and deliver his/her/its Rollover Shares (as defined in the Rollover and Contribution Agreement) in exchange for the subscription for newly issued shares of Parent immediately prior to the completion of the Merger; (ii) Parent agreed to issue such shares to such Rollover Shareholder or his/her/its designated affiliate in the amount set forth in the Rollover and Contribution Agreement; and (iii) each Rollover Shareholder agreed and acknowledged that the issuance of such shares as provided in the preceding sentence constitutes complete satisfaction of all obligation towards or sums due to such Rollover Shareholder by Parent with respect to the rollover of the Rollover Shares held by him/her/it, and upon the issuance, each Rollover Shareholders shall have no right to the Merger Consideration (as defined in the Merger Agreement) with respect to the Rollover Shares.

Concurrently with the execution of the Merger Agreement, Parent, Merger Sub, the Rollover Shareholders and certain cash investors (each a “Cash Investor” and, collectively, the “Cash Investors”) as listed thereunder entered into an Interim Consortium Agreement (the “Interim Consortium Agreement”), pursuant to which the parties thereto agreed to certain terms and conditions that will govern the actions of such parties and the relationships among such parties with respect to the Merger during the period prior to and including the Effective Time, as well as the governance of the Surviving Company following consummation of the Merger.

Concurrently with the execution of the Merger Agreement, each Cash Investor executed and delivered an Equity Commitment Letter in favor of Parent (the “Equity Commitment Letter”), pursuant to which, each of the Cash Investors agreed, subject to the terms and conditions set forth therein, to make an equity investment, in the form of cash, in Parent immediately prior to the consummation of the Merger, and to the extent necessary to fund, a portion of the aggregate Merger consideration and any other amounts required to be paid (if any) pursuant to and in accordance with the Merger Agreement, together with related fees and expenses (the amount of the equity commitment of such Cash Investor as of the date thereof is set out in his/her/its Equity Commitment Letter).

If the Merger is completed, the ADSs of the Issuer will be delisted from the New York Stock Exchange, the Issuer’s obligation to file periodic reports under the Exchange Act will be terminated and the Issuer will be privately held by Parent, which in turn will be held by the Rollover Shareholders and the Cash Investors. In addition, the consummation of the Merger is expected to result in one or more of the actions as listed in Items 4(a)-(j) of Schedule 13D, including the acquisition or disposition of securities of the Issuer, a merger involving the Company, a change in the present board of directors of the Issuer (as the Surviving Company in the Merger), a material change in the present capitalization of the Issuer, a change in the Issuer’s memorandum and articles of association to reflect that the Issuer would become a privately held company and causing the securities of the Issuer to be delisted from the New York Stock Exchange.

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The information in this section does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, the Rollover and Contribution Agreement, the Interim Consortium Agreement and the Equity Commitment Letters, copies of which are attached hereto as Exhibits 99.4, 99.5, 99.6, and 99.7 and respectively, and which are incorporated herein by reference in their entirety.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and replaced in its entirety as follows:

(a)

See Items 11 and 13 of the cover pages to this Statement for the aggregate number and percentage of Class A Ordinary Shares that are beneficially owned by each Reporting Person as of the date hereof (with the percentage determined based on the total number of Class A Ordinary Shares issued and outstanding as of February 29, 2024, the date of the Issuer’s annual report for fiscal year 2023, which was reported on the Issuer’s current report on Form 20-F furnished on April 30, 2024).

(b)

See Items 7 through 10 of the cover pages to this Statement for the number of Class A Ordinary Shares that are beneficially owned by each Reporting Person as of the date hereof as to which there is sole or shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition.

(c)	Except as disclosed in this Statement, there have been no transactions in the securities of the Issuer effected by the Reporting Persons within the last 60 days.

(d)

Except as disclosed in this Statement, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Ordinary Shares beneficially owned by the Reporting Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and replaced in its entirety as follows:

The information set forth in Item 2, 3, 4 and 5 of this Statement is incorporated herein by reference.

Assignment and Assumption Agreement

On December 25, 2023, AHKL transferred the 2025 Convertible Notes to ACL pursuant to the Assignment and Assumption Agreement. The description of the Assignment and Assumption Agreement contained herein does not purport to be complete and is qualified in its entirety by reference to Exhibit 99.8 hereto, which is hereby incorporated by reference into this Item 6.

To the best knowledge of the Reporting Persons, except as set forth herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise), including but not limited to, transfer or voting of any of the securities, finder’s fee, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.4	Agreement and Plan of Merger, dated June 19, 2024
Exhibit 99.5	Rollover and Contribution Agreement, dated June 19, 2024
Exhibit 99.6	Interim Consortium Agreement, dated June 19, 2024
Exhibit 99.7	Form for the Equity Commitment Letter
Exhibit 99.8	Assignment and Assumption Agreement, dated December 25, 2023
Exhibit 99.9	Joint Filing Agreement, dated June 21, 2024

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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 21, 2024

Shao-Ning Johnny Chou

By:	/s/ Shao-Ning Johnny Chou

George Chow

By:	/s/ George Chow

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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 21, 2024

Alibaba Group Holding Limited

By:	/s/ Jinwei Zhang
Name:	Jinwei Zhang
Title:	Authorized Signatory

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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 21, 2024

Alibaba Investment Limited

By:	/s/ Lei Jin
Name:	Lei Jin
Title:	Authorized Signatory

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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:June 21, 2024

Alibaba.com Hong Kong Limited

By:	/s/ Lei Jin
Name:	Lei Jin
Title:	Authorized Signatory

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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 21, 2024

Alibaba.com China Limited

By:	/s/ Lei Jin
Name:	Lei Jin
Title:	Authorized Signatory

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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 21, 2024

Ali CN Investment Holding Limited

By:	/s/ Lei Jin
Name:	Lei Jin
Title:	Authorized Signatory

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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 21, 2024

Cainiao Smart Logistics Network Limited

By:	/s/ Lin Wan
Name:	Lin Wan
Title:	Director

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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 21, 2024

Cainiao Smart Logistics Investment Limited

By:	/s/ Lin Wan
Name:	Lin Wan
Title:	Director

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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 21, 2024

BJ Russell Holdings Limited

By:	/s/ Yahong Liang
Name:	Yahong Liang
Title:	Authorized Signatory

Hung Chris Hui

By:	/s/ Hung Chris Hui

Yahong Liang

By:	/s/ Yahong Liang

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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 21, 2024

IDG-Accel China Capital II L.P.

By: IDG-Accel China Capital II Associates L.P., its General Partner By: IDG-Accel China Capital GP II Associates Ltd., its General Partner

By:	/s/ Chi Sing HO
Name:	Chi Sing HO
Title:	Authorized Signatory

IDG-Accel China Capital II Investors L.P.

By: IDG-Accel China Capital GP II Associates Ltd., its General Partner

By:	/s/ Chi Sing HO
Name:	Chi Sing HO
Title:	Authorized Signatory

IDG-Accel China Capital II Associates L.P.

By: IDG-Accel China Capital GP II Associates Ltd., its General Partner

By:	/s/ Chi Sing HO
Name:	Chi Sing HO
Title:	Authorized Signatory

IDG-Accel China Capital GP II Associates Ltd.

By:	/s/ Chi Sing HO
Name:	Chi Sing HO
Title:	Authorized Signatory

By:	/s/ Quan Zhou
Name:	Quan Zhou

By:	/s/ Chi Sing HO
Name:	Chi Sing HO

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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 21, 2024

Shaohan Joe Chou

By:	/s/ Shaohan Joe Chou

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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 21, 2024

David Hsiaoming Ting

By:	/s/ David Hsiaoming Ting

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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 21, 2024

The 2012 MKB Irrevocable Trust

By:	/s/ Michael Chang
Name:	Michael Chang
Title:	Trustee

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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 21, 2024

Ting Childrens Irrevocable Trust

By:	/s/ Michael Chang
Name:	Michael Chang
Title:	Trustee

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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 21, 2024

Ting Family Trust

By:	/s/ David Hsiaoming Ting
Name:	David Hsiaoming Ting
Title:	Trustee

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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 21, 2024

Michael Chang

By:	/s/ Michael Chang

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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 21, 2024

Linda Chang Ting

By:	/s/ Linda Chang Ting

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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 21, 2024

Sunshui Hopeson Capital Limited

By:	/s/ Deng Yanbo
Name:	Deng Yanbo
Title:	Authorized Signatory

Shanghai Yihao Stock Equity Investment Fund Partnership Enterprise (Limited Partnership)

By:	/s/ Hu Junbo
Name:	Hu Junbo
Title:	Authorized Signatory

Hu Junbo

By:	/s/ Hu Junbo

Deng Yanbo

By:	/s/ Hu Junbo

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SCHEDULE A-1

Directors and Executive Officers of Alibaba Group Holding Limited

The following table sets forth the name, citizenship, business address and present principal occupation of each director and executive officer of Alibaba Group Holding Limited, an exempted company incorporated under the laws of the Cayman Islands (“AGHL”).

Name and Citizenship	Present Principal Occupation
Directors[1]
Joseph C. TSAI, Canada	Chairman of AGHL
Eddie Yongming WU, Singapore c/o 969 West Wen Yi Road Yu Hang District, Hangzhou 311121 People’s Republic of China	Director and Chief Executive Officer of AGHL
J. Michael EVANS, Canada	Director and President of AGHL
Maggie Wei WU, People’s Republic of China	Director of AGHL
Jerry YANG, United States of America	Independent Director of AGHL; Founding Partner of AME Cloud Ventures
Wan Ling MARTELLO, United States of America	Independent Director of AGHL; Founding Partner of BayPine
Weijian SHAN, People’s Republic of China	Independent Director of AGHL; Executive Chairman and Founder of PAG
Irene Yun-Lien LEE, People’s Republic of China	Independent Director of AGHL; Executive Chairman of Hysan Development Limited
Albert Kong Ping NG, People’s Republic of China	Independent Director of AGHL
Kabir MISRA, United States of America	Independent Director of AGHL; Managing Partner at RPS Ventures
Executive Officers[2]
Toby Hong XU, People’s Republic of China	Chief Financial Officer of AGHL
Jane Fang JIANG, People’s Republic of China	Chief People Officer of AGHL
Sara Siying YU, People’s Republic of China	General Counsel of AGHL
Fan JIANG, People’s Republic of China	Co-Chairman and Chief Executive Officer of Alibaba International Digital Commerce Group of AGHL
Lin WAN, People’s Republic of China	Chief Executive Officer of Cainiao Smart Logistics Network Limited of AGHL
Luyuan FAN, People’s Republic of China	Chairman and Chief Executive Officer of Digital Media and Entertainment Group of AGHL

[1]	Unless otherwise noted, the business address for each director listed is 26/F, Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong.
[2]	Unless otherwise noted, the business address for each executive officer listed is c/o 969 West Wen Yi Road, Yu Hang District, Hangzhou 311121, People’s Republic of China.

SCHEDULE A-2

Directors and Executive Officers of Alibaba Investment Limited

The following table sets forth the names and present principal occupation of each director of Alibaba Investment Limited, a company organized under the laws of the British Virgin Islands (“AIL”). The business address for each person listed below is c/o Alibaba Group Services Limited, 26/F, Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong. AIL does not have any executive officers. As used below, the term “AGHL” refers to Alibaba Group Holding Limited, an exempted company incorporated under the laws of the Cayman Islands.

Name/Citizenship	Present Principal Occupation
Lei JIN, People’s Republic of China	Senior Director of Legal of AGHL

Yik Lam LEE, People’s Republic of China	Director of Finance of AGHL

Yuehong QIN, People’s Republic of China	Vice President, Corporate Finance of AGHL

SCHEDULE A-3

Directors and Executive Officers of Alibaba.com Hong Kong Limited

The following table sets forth the names and present principal occupation of each director of Alibaba.com Hong Kong Limited, a company organized under the laws of Hong Kong (“AHKL”). The business address for each person listed below is c/o Alibaba Group Services Limited, 26/F, Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong. ACL does not have any executive officers. As used below, the term “AGHL” refers to Alibaba Group Holding Limited, an exempted company incorporated under the laws of the Cayman Islands.

Name/Citizenship	Present Principal Occupation
Yingying CHEN, People’s Republic of China	Director of Legal of AGHL

Ze ZHU, Netherlands	Employee of Finance of AGHL

Fei YU, People’s Republic of China	Employee of Global Supplier Development of AGHL

SCHEDULE A-4

Directors and Executive Officers of Alibaba.com China Limited

The following table sets forth the names and present principal occupation of each director of Alibaba.com China Limited, a company organized under the laws of Hong Kong (“ACL”). The business address for each person listed below is c/o Alibaba Group Services Limited, 26/F, Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong. ACL does not have any executive officers. As used below, the term “AGHL” refers to Alibaba Group Holding Limited, an exempted company incorporated under the laws of the Cayman Islands.

Name/Citizenship	Present Principal Occupation
Jinwei ZHANG, People’s Republic of China	Company Secretary of AGHL

Yik Lam LEE, People’s Republic of China	Director of Finance of AGHL

SCHEDULE A-5

Directors and Executive Officers of Ali CN Investment Holding Limited

The following table sets forth the names and present principal occupation of each director of Ali CN Investment Holding Limited, a company organized under the laws of the British Virgin Islands (“Ali CN”). The business address for each person listed below is c/o Alibaba Group Services Limited, 26/F, Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong. Ali CN does not have any executive officers. As used below, the term “AGHL” refers to Alibaba Group Holding Limited, an exempted company incorporated under the laws of the Cayman Islands.

Name/Citizenship	Present Principal Occupation
Jinwei ZHANG, People’s Republic of China	Company Secretary of AGHL

Yik Lam LEE, People’s Republic of China	Director of Finance of AGHL

SCHEDULE A-6

Directors and Executive Officers of Cainiao Smart Logistics Network Limited

The following table sets forth the names and present principal occupation of each director and executive officer of Cainiao Smart Logistics Network Limited, an exempted company incorporated under the laws of the Cayman Islands (“Cainiao”). The business address for each person listed below is c/o Zhejiang Cainiao Supply Chain Management Limited, 588 West Wenyi Road, Xihu District, Hangzhou 310000, People’s Republic of China. As used below, the term “AGHL” refers to Alibaba Group Holding Limited, an exempted company incorporated under the laws of the Cayman Islands.

Name/Citizenship	Present Principal Occupation
Joseph C. TSAI, Canada	Chairman of Cainiao; Chairman of AGHL

Shan DAI, Singapore	Director of Cainiao

Fan JIANG, People’s Republic of China	Director of Cainiao; Co-Chairman and Chief Executive Officer of Alibaba International Digital Commerce Group of AGHL

Lin WAN. People’s Republic of China	Director and Chief Executive Officer of Cainiao

Zheng LIU, People’s Republic of China	Director and Chief Financial Officer of Cainiao

Hong LIU, People’s Republic of China	Chief People Officer of Cainiao

SCHEDULE A-7

Directors and Executive Officers of Cainiao Smart Logistics Investment Limited

The following table sets forth the name, business address and present principal occupation of the sole director of Cainiao Smart Logistics Investment Limited, a company organized under the laws of the British Virgin Islands (“CIL”). The business address for the sole director listed below is c/o Zhejiang Cainiao Supply Chain Management Limited, 588 West Wenyi Road, Xihu District, Hangzhou 310000, People’s Republic of China. CIL does not have any executive officers.

Name/Citizenship	Present Principal Occupation
Lin WAN, People’s Republic of China	Sole Director of CIL; Director and Chief Executive Officer of Cainiao Smart Logistics Network Limited

SCHEDULE A-8

Directors and Executive Officers of BJ Russell Holdings Limited

The following table sets forth the name, business address and present principal occupation of the sole director of BJ Russell Holdings Limited, a company organized under the laws of the British Virgin Islands (“BJ Russell”). The business address for the sole director listed below is Mandar House, 3rd Floor, Johnson’s Ghut, Tortola, British Virgin Islands. BJ Russell does not have any executive officers.

Name/Citizenship	Present Principal Occupation
Yahong LIANG, People’s Republic of China	Sole Director of BJ Russell

SCHEDULE A-9

Directors and Executive Officers of IDG-Accel China Capital GP II Associates Ltd.

The following table sets forth the names and present principal occupation of each director of IDG-Accel China Capital GP II Associates Ltd., a company organized under the laws of the Cayman Islands (“IDG-Accel GP”). The business address for each person listed below is Unit 5505, The Center, 99 Queen’s Road Central, Hong Kong. IDG-Accel GP does not have any executive officers.

Name/Citizenship	Present Principal Occupation
Quan Zhou, the United States of America	Director of IDG-Accel GP

Chi Sing Ho, Canada	Director of IDG-Accel GP